KRIEGER & PRAGER, LLP

39 BROADWAY

NEW YORK, NEW YORK 10006

Telephone: (212) 363-2900

Telecopier: (212) 363-2999

Samuel M. Krieger

skrieger@kplawfirm.com

January 25, 2012

 Mark P. Shuman, Esq.

Branch Chief – Legal

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	chatAND, Inc.
File No. 333-176651
Registration Statement on Form S-1/A

Dear Mr. Shuman:

We respond to the comment letter dated December 16, 2011 in respect of Pre-Amendment No. 1 to the Registration Statement on Form S-1 filed by chatAND, Inc. on November 22, 2011.

The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 2 to the Registration Statement, which incorporates the revisions discussed in this letter.

To assist in your review, for your convenience, we have set forth below each of the Staff’s comments in bold followed by the Company’s response thereto.

1. As requested in prior comment 1, please provide us with your detailed analysis as to why you believe that the issuance of the outstanding senior secured notes and related warrants is complete and that the resale offering is a separate transaction.

As we have previously advised, we have reviewed Question 139.11 of the Compliance and Disclosure Interpretations relating to the Securities Act. However, we do not believe that the default provisions of Section 2.01 and 2.03 of the Senior Secured Note would apply to the Compliance and Disclosure Interpretations. Additionally, the Company is not filing a resale Registration Statement on Form S-3 but is instead utilizing Form S-1.

2. We re-issue prior comment 2, in part. You are publicly offering the warrants underlying the units, as well as the underlying shares, and those offers and sales must be registered. Please revise throughout to remove the suggestion that you are not registering the offer and sale of the warrants that are components of the units. As an example, without limitation, on Page 55, you state, “While the warrants in the Company offer are not being registered hereunder, the shares of Common Stock underlying the warrants are being registered on this prospectus.”

We have amended the Registration Statement in response to the Staff’s comments in the forepart of the Registration Statement and the Plan of Distribution.

3. Further explain the basis for how you plan to account for warrants included in the units being sold in this prospectus. You indicate in response to prior comment 3 that the warrant contract requires settlement in shares and would be considered equity. Provide the detailed analysis of your conclusion. As part of your response, address how you considered the guidance in ASC 815-40-25-11 through 25-16. For example, it appears from Exhibit 10.16 that you have an obligation to maintain the effectiveness of the registration statement covering the warrant shares. The warrants may need to be classified as a liability due to those requirements. The classification issue may impact the presentation of the capitalization table in the initial registration statement and the dilution information in the initial registration statement that is required by Regulation S-K Item 506.

The Company has elected to maintain the effectiveness of the Registration Statement until all the warrants in the Company offering are either exercised or expire. Accordingly, it would appear the treatment afforded by ASC 815-40-25-11 through 25-16 would not apply and the warrants should be considered equity.

4. Your response to prior comment 12, suggests that you do not intend to keep the prospectus current to allow the exercise of the warrants, throughout their stated five-year term. In your response letter please clarify your intentions in this respect and explain how the actions you propose will conform to the requirements of Section 5 of the Securities Act. We note that sales of the units will be accompanied by the offering of the shares underlying the warrants and that once commenced, the offering of the underlying shares will continue throughout the term of the warrants. To the extent you do not plan to have a current prospectus throughout the term of the warrants, ensure that you provide prominent disclosure about the term for which the warrants are expected to be exercisable and include risk factor disclosure. Also, consider whether a reference to a five-year warrant term is appropriate as your apparent intent is to keep the prospectus for warrant exercise current for a shorter period. The meaningful term of the warrants would appear to be the period for which they are potentially exercisable in conformity with the Securities Act.

We have determined to keep the Registration Statement effective until the earlier date of five years from the effective date of the Registration Statement, or the date of exercise of all the warrants issued in the Company offering, and amended the Registration Statement.

5. With respect to prior comments 17 and 23 we note that you retain the discretion not to file a Form 8-A. As such, we are not persuaded that the risk that you will not have a registered class of securities is immaterial. Please provide a more detailed analysis supporting your apparent conclusion to the contrary or file a Form 8-A concurrently with your next amendment.

We are currently filing a Form 8-A with this amendment.

6. We re-issue prior comment 4, in part. The components of the units should be listed in the fee table. Revise to separately list the warrants that are offered as part of the units.

We have revised the fee table in accordance with the Staff’s Comments.

7. The bold-face type at the forefront of the cover page, which indicates that you are offering 42,750,000 shares of common stock does not appear to clearly and concisely describe or introduce investors to the current offering. Please revise to disclose in bold- face type at the outset that the company is offering units, each consisting of one share of common stock and one-half of a common stock purchase warrant, on a 12.5 million unit minimum, 20 million unit maximum basis. Immediately thereafter, in a similar format present the 12.75 million shares in the resale offering. On a third bold-face line refer to the company’s offering of up to 10 million shares of common stock underlying the up to 10 million warrants in the units.

We have revised the discussion of number of shares being offering in accordance with the Staff’s comments.

8. We re-issue prior comment 7. Your disclosure on Page 49 in the Plan of Distribution section continues to include language that selling shareholders may sell the shares at “fixed or negotiated prices.”

We have revised the Plan of Distribution in accordance with the Staff’s comments.

9. As requested in prior comment 9, please explain how the offerings will terminate; clarify your statement that you may have additional closings “thereafter from time to time during the offering period.” Ensure that your disclosure is revised throughout.

We have deleted the reference to “Additional Closings” after the initial closing and that upon subscriptions being received for at least 1,250,000 units ($500,000.00), such funds will become immediately available to the Company.

10. Please relocate the introductory information at the top of Page 1 regarding forward- looking statements so that it appears after the risk factors section. Refer to Item 503 of Regulation S-K and Rule 421(d) of Regulation C.

We have relocated the introductory information after the Risk Factor section.

11. As requested in prior comment 13, revise the summary to disclose prominently, near the beginning of this section, that you have not generated any revenues to date. Please provide a more detailed discussion of the developmental status of your product and/or service offerings, your anticipated timeframe for completion, and any material costs associated with each step of your expected timeframe and ensure that your disclosure is revised throughout to appropriately describe the current status of your proposed product offering. As an example only, we note your risk factor disclosure on Page 7, under the caption beginning, “The success of our business is dependent on the retention of our clients and their purchase of services…” suggests that you currently have customers.

We have added an additional risk factor noting that we have not generated any revenue to date, and made other conforming amendments to other of the Risk Factors.

12. We note your added disclosures on Page 3 and 4 in response to prior comment 13. Rather than using defined terms, use concise works or phrases that convey the meaning of terms currently included in quotation marks, such as “ALPHA” and your reference to “back end” administrative panel. Avoid the use of a specialized vocabulary that you create for your filing and instead use concise descriptive text to explain your business and its status in a readily accessible manner.

We have attempted to remove as much technical language in the Prospectus Summary, and have added a definition to the definitional section description in “Our Business”.

13. In light of your response to prior comment 28, please ensure that your risk factor disclosure under this caption is revised accordingly.

We have revised the Risk Factor in accordance with the Staff’s comments.

14. This risk factor caption, as well as others throughout the risk factor section, do not adequately describe the risk posed to investors by each uncertainty or condition you have identified. Please revise throughout. As examples only, we note the following risk factor captions:

• “Our reputation depends, in part, on factors which are partially or entirely outside of our control,” Page 13;

• “We are dependent on the continued growth and acceptance of the Internet as a medium for commerce, and the related expansion of the Internet infrastructure,” Page 14;

• We will depend on the continued viability of the infrastructure of the Internet,” Page 14;

• “There has been no prior public market for the Company’s shares,” Page 15.

We have revised the subject captions in accordance with the Staff’s comments.

15. Revise the risk factor caption to describe the ensuing risk to investors that results from the risk you have identified. Clarify your statement in the ensuing paragraph, “Accordingly, the stockholders will be required to exercise the Warrants.” Further, this risk factor caption and ensuing disclosure does not appear to alert investors that in order for the warrants issued in connection with the units to be exercisable, there must be a current prospectus in place. As previously requested in prior comment 18, disclose in a separate risk factor that investors may not be able to exercise their warrants at a time when it would be economically beneficial to do so. In your response to prior comment 12, you state that you “have added a risk factor to note that if the Prospectus is not kept current, the stockholders will be required to utilize Rule 144 for any resale to the extent available”; however, except for warrant shares that will be acquired by control persons, Rule 144 does not appear pertinent.

We have revised the Risk Factor to indicate that investors may not be able to exercise their warrants when it is beneficial for them to do so in accordance with the Staff’s comments.

16. You state that “there is no assurance that the Company will keep such Registration Statement effective for a period of one year, or that the Company will, during such period or thereafter, be providing current public information within the meaning of Rule 144.” Given that Rule 144 establishes the scope of the term “underwriter” and that you will be conducting a primary offering of the shares underlying the warrants, it is unclear why a reference to Rule 144 is necessary or that the reference is clear, concise or understandable. Please advise or remove the suggestion that Rule 144 somehow relates to the exercise of the warrants.

We have revised the Risk Factors to indicate that investors may not be able to exercise their warrants when it is beneficial for them to do so in accordance with the Staff’s comments.

17. Your disclosure continues to include references to third-party reports, such as the Pew Internet survey, discussed on Page 26. Please provide us with the relevant portions of such report. In addition, supplementally provide us supporting materials for the market data statistical information contained in the business section. Please clearly mark each source to highlight the applicable portion or section containing the statistic and cross- reference it to the appropriate location in your prospectus.

The items cited on Page 26 are derived as follows:

(A)        Internet advertising spending is predicted to exceed $70 Billion in 2011 LivePerson.com annual report 2010.

(B)       Mobile E Commerce  revenues to reach $23.8 Billion in 2015, Coda Research.

(C )      Smart Phone usage for internet access; Pew Internet, Mobile Phone 2010 Report

For the convenience of the Staff, copies of the above materials are annexed  to this letter .

We append to this letter supplemental information for the Staff with respect to the market and other information contained in the Registration Statement.

18. As requested in prior comment 29, clarify your reference to “scalable” in your statement, “ChatAND support expects to its clients through a secure, scalable server infrastructure.” You indicate that in North America, the primary servers “are anticipated” to be hosted in a fully-secured, top-tier, third-party server center and will be supported by a top-tier backup server facility. Tell us and disclose whether you have taken any steps to establish an agreement with a third-party facility center to have your primary servers hosted by a top-tier backup server facility.

We have added a definition of “scalable” to the glossary. The Company has executed an agreement with Amazon.com to have its server host the Company’s backup facility.

19. You state that you are currently budgeting capital expenditures of $15,000 per quarter until the first funding is completed. Elsewhere, you state that you are projecting operating costs of approximately $45,000 per month until sales start. State the minimum amount of capital you believe will be needed to fund anticipated operations for a period of 12 months from the date of the prospectus. To the extent the proceeds of this offering will not be sufficient to provide the capital needed for that 12-month period, state the deficiency and discuss your plans to address that deficiency. Ensure that the uncertainty as to whether you will have sufficient capital to fund planned operations for a minimum of 12 months following the date of the prospectus is addressed in quantitative terms here and in your risk factor disclosure.

The $45,000 per month of operating costs includes the $5,000 per month for software development. Accordingly, with the cash balance at September 30, 2011 of $575,000, the Company should be able to maintain minimal operations for a year from this date. In the event the Company determines it will have insufficient cash to maintain operations for a year beyond the date of the prospectus and the minimum funding has not been received, the principal officers will reduce or forgo salary until funds are available. Other cost deferral options are also available to assure that the Company can maintain some operations for at least one year following the date of the prospectus.

We have added the following paragraph under “Discussion and analysis of known trends and uncertainties” and changed the $45,000 amount under “other prospective sources for and uses of cash” to $40,000.

We are currently budgeting $40,000 per month for operating costs and $5,000 per month for software development costs for the period beyond the date of the prospectus, until sales commence. Based on the September 30, 2011 cash balance of $575,000, this would be sufficient to operate for twelve months at this level. If the minimum funding is not reached before the Company reaches a cash balance of $100,000, the officers of the Company will either reduce or forgo salary, will reduce or defer professional services and will either reduce or defer software development costs to assure that it can maintain some level of operations until the minimum funding can occur.

20. You identify two directors who are not listed on the signature page of the registration statement. Please confirm that these individuals will become directors and sign the registration statement prior to the effective date, or ensure that you file consents from each individual. Refer to Rule 438 under the Securities Act.

A newly named director, Mr. K. Londoner, has signed the Registration Statement. The named directors who have agreed to join the Board will sign the Registration Statement prior to the effective date.

21. We re-issue prior comment 35. Your statement, "Pursuant to the Securities Purchase Agreement with the holders of the Senior Secured Notes, the shares are being held in escrow, and will be released to Messrs. Lebor and Rosenberg..." is unclear. Clarify whether Messrs. Lebor and Rosenberg are the holders of the Senior Secured Notes and explain the terms of the Securities Purchase Agreement and the extent to which the company's and investors' obligations under that agreement have not yet been performed. Alternatively, include an appropriate cross reference to where this information can be located in your prospectus.

We have previously indicated that Messrs. Lebor and Rosenberg are not the holders of the secured notes. We have noted the extent to which the obligations of the Company are, and which have not been fulfilled. Except for the obligation to file and have a Registration Statement effective, and the obligation set forth in respect to the possible surrender by Messrs. Lebor and Rosenberg of their stock, and the conditions under which the escrowed shares will be released, there are no other material rights and obligations under the Notes.

22. Further, include a discussion in your risk factor disclosure, alerting investors that you may not achieve the targets and performance standards set forth in the registration rights agreement; and if not met, your affiliates will have an opportunity surrender their stock in ChatAND, Inc. in exchange for a 60% interest in chatAND Tech, LLC. Explain the consequences to the company and its potential investors in tangible terms.

We have added a risk factor disclosure regarding what the effect will be on the Company if it fails to meet certain performance targets, and the investors request that Messrs. Lebor and Rosenberg withdraw from the Company, and in exchange for such withdrawal and the surrender of their stock and receive a 60% interest in chatAND Tech, LLC. chatAND Tech LLC’s sole function is to the ownership of our intellectual property. In light of it being a single member limited liability company, we do not believe that any additional disclosure is necessary.

23. As requested in prior comment 37, expand to discuss the material rights and obligations of the company and the note holders under the notes, or advise. Clarify the reference to the “majority of the Senior Secured Note Holders.”

We have revised the Registration Statement in according with the Staff’s comments.

24. You state that you have assigned all of your intellectual property rights to your wholly owned subsidiary, chatAND Tech, LLC, a Nevada limited liability company. Revise to describe, here and elsewhere as applicable, including management’s discussion and analysis section, what chatAND Tech, LLC does and how its assets, liabilities, and activities relate to the total activities and assets and liabilities of chatAND, Inc.

We have added a risk factor disclosure and amended our management discussion and analysis section regarding what the effect will be on the Company if it fails to meet certain performance targets, and the investors request that Messrs. Lebor and Rosenberg withdraw from the Company, and in exchange for such withdrawal and the surrender of their stock and receive a 60% interest in chatAND Tech, LLC. chatAND Tech LLC’s sole function is to the ownership of our intellectual property. In light of it being a single member limited liability company, we do not believe that any additional disclosure is necessary.

25. We re-issue prior comment 38. Your disclosure continues to include a statement that “there were no material transactions … in which the amount involved exceeds 120,000.” Item 404(d)(l) requires disclosure of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. Revise accordingly.

We have noted that Messrs. Rosenberg and Lebor were issued 4,462,500 shares in exchange for the intellectual property which had a cost of $11,443 to the Company at the time of issuance.

26. You state that your “failure to satisfy the deadlines set forth in the registration rights agreements may subject us to payment of certain monetary penalties pursuant to the terms of the registration rights agreements.” Clarify the deadlines you are referring to or include an appropriate cross-reference to where this information can be located in your prospectus. Discuss the monetary penalties that will result in your failure to satisfy the deadlines.

We have set forth the penalties for late filing and late effectiveness set forth in the Registration Statement. We have received an extension of the effective date until March 23, 2012 from the holders of the Senior Secured Notes.

27. Your disclosure continues to include a statement on the bottom of Page 44 that the shares of common stock being offered by the selling shareholders do not take into account any limitations on or conditions to the issuance of the shares of common stock being registered; clarify the limitations and conditions you refer to or include an appropriate cross-reference to where this can be located in your prospectus. Your response should refer us to the specific sections of the governing instrument that imposes the conditions to issuance that you reference.

We have removed the language regarding limitations and additions and have included a reference to the conversion cap contained in the warrant.

28. We note the disclosure added in response to prior comment 45 that you amortized the full amount associated with the warrants immediately. Tell us why the discount resulting from allocating a portion of the proceeds to the warrants was not amortized over the life of the Debentures. Refer to ASC 470-20-25 and ASC 835-30-35-2.

We originally chose to be more conservative and amortize the full amount of the discount of $151,775 immediately. To comply with ASC 470-20-25 and ASC 835-30-35-2, we will reverse this entry in June 2011 and record amortization of $6,324. In the quarter ended September 30, 2011, we will record amortization of $37,944. The footnote disclosure will be amended accordingly.

29. As previously requested in prior comment 45, tell us what consideration you gave to separately accounting for any embedded derivatives related to your senior secured debentures and related warrants. In this regard, tell how the full-ratchet anti-dilution protection and the conversion price of the debentures and the exercise price of the warrants being subject to adjustment were considered in your analysis. As part of your response, address what consideration was given to the guidance in ASC 815-40-25-26 through 25-28.

The original S-1 had the full-ratchet anti-dilution protection language on Page 43. This language was properly removed in the first amendment to the S-1, however, the accounting footnotes were not updated and corrected for this change. We have amended the footnotes to eliminate this description. Accordingly, ASC 815-40-25-26 through 25-28 does not apply.

30. As previously requested in prior comment 47, revise to disclose your accounting for the escrowed shares. In addition, please clarify your statement on Page F-14 that the escrow shares will be accounted for when issued.

The following has been inserted in place of the last sentence in the referenced paragraph.

The escrow shares were issued solely as an accommodation to the senior secured debentures and accordingly, while disclosed as issued they are not considered outstanding and no accounting has yet been made. The escrow shares will be accounted for when released from escrow.

31. We re-issue prior comment 48. Revise to include below the statement, “Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated” the signatures of the person(s) in the following capacities: the principal financial officer and the controller or principal accounting officer.

We have revised the signature block in accordance with the Staff’s comments.

32. We note that counsel’s opinion includes a statement that “this opinion is to be used only in connection with the offer and sale of the Units while the Registration Statement is in effect”; however, the opinion must also relate to the shares of common stock to be offered and sold by the selling shareholders, as well as the shares of common stock underlying the warrants included in the units. Revise accordingly and ensure that the legality opinion is dated.

33. We note that counsel has limited its opinion to Nevada statutory law, the Private Corporations Law of the State of Nevada. Please ask counsel to revise to include all applicable judicial and regulatory determinations as well. Further, we note that counsel has included the assumption: “Insofar as the enforceability of the Warrants included in the Units may be governed by the laws of other states, we have assumed that such laws are identical in all respects to the laws of the State of New York.” Please provide us with your analysis as to whether Nevada law is applicable law in the enforceability opinion as it relates to warrants. In your response letter, please also explain why the laws of any states other than New York and Nevada would bear on the determinations concerning the enforceability of the warrants.

We have revised counsel’s opinion in accordance with the Staff’s comments.

In connection with the Company’s responses to the Staff’s comments set forth above, the Company acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require further information, please feel free to contact the undersigned.

Thank you for your courtesy and cooperation in regard to this matter.

Very truly yours, KRIEGER & PRAGER, LLP /s/ By: SAMUEL M. KRIEGER

 SMK/pm

cc: chatAND, Inc.